Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	SAUNAK SAVLA saunaks@drreddys.com (Ph: +91-40-49002135)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)
CONTACT
CHD BIOSCIENCE, INC. 2950 East Harmony Road, Suite 252 Fort Collins, CO 80528 U.S.A.	PUBLIC RELATIONS
MCS HEALTHCARE PUBLIC RELATIONS laurad@mcspr.com Ph: (908) 234-9900

Dr. Reddy’s and CHD Bioscience Announce Global License and

Commercialization Agreement for Phase III Clinical Trial Candidate for

Mitigation of Surgical Site Infections

For Immediate Release

Fort Collins, CO, Princeton, NJ and Hyderabad, India, July 27, 2017 – Dr Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) and CHD Bioscience Inc., a privately-held biopharmaceutical company, today announced a global licensing agreement for the clinical development and commercialization of Dr. Reddy’s phase III clinical trial candidate, DFA-02. It is intended to be used for the prevention of surgical site infections, following non-emergency, elective colorectal surgery. Phase II studies for DFA-02 have been successfully completed, and the product will be transitioning to pivotal Phase III registration studies.

Under the terms of the agreement, Dr. Reddy’s would receive equity in CHD valued at $30 million upon an IPO of CHD or a minimum of $30 million in cash within 18 months of execution of the agreement. Dr. Reddy’s will also receive additional milestone payments of $40 million upon USFDA approval. In addition, CHD will pay Dr. Reddy’s double-digit royalties on sales and commercial milestones.

Commenting on the signing of the agreement, Anil Namboodiripad, Ph.D., Senior Vice President, Proprietary Products, and President, Promius Pharma, a wholly owned subsidiary of Dr. Reddy’s, said, “We are pleased to announce our partnership with CHD Bioscience. We feel that the needs of patients undergoing surgery will be well served by CHD, given their strong focus on offering targeted solutions for surgical site infections. DFA-02 has demonstrated promising results in clinical studies, and we are excited about the prospect of CHD undertaking further development and commercialization of the asset.”

“This transaction advances our strategy to become a world leader in the targeted prevention and treatment of drug-resistant infections. Building on our development work with VERIOX™ in orthopedics and wound care, DFA-02 potentially extends our ability to help patients in the surgical setting who may be at high risk of infections without exposing the patient to large amounts of systemic antibiotics,” said Michael Handley, director and chief executive officer of CHD Bioscience. “DFA-02 fits our strategy of targeting the site of the infection rather than the whole patient, and we are pleased to be continuing the great work that Dr. Reddy’s has started.”

About DFA-02

DFA-02, Gentamicin and Vancomycin Sterile Gel for surgical wound administration, is a novel bioresorbable extended release phospholipid-based gel intended to be applied within the surgical incision at the time of closure to potentially reduce the risk of surgical site infection (SSI). The gentamicin component is intended to provide coverage for Gram-negative organisms and the vancomycin component is intended to provide coverage for Gram-positive organisms. Further, the gel is intended to provide a high concentration of gentamicin and vancomycin locally at the surgical site with limited systemic exposure.

In preclinical studies, DFA-02 has demonstrated promising properties. Pharmacokinetics in these preclinical studies have demonstrated high local tissue concentrations (greater than four times the minimum inhibitory concentration [MIC] for sensitive organisms) and systemic concentrations at or below recommended levels after use during closure of surgical incisions. Preclinical models have also demonstrated efficacy in reducing infection in surgical incisions as measured by bacterial counts. No adverse histopathological findings or evidence of interference in wound healing were observed.

Clinically, two human studies have been completed in abdominal surgery. No safety or tolerability concerns were observed and systemic gentamicin and vancomycin levels were within acceptable limits. Further, on post hoc analysis, DFA-02 demonstrated a statistically (p = 0.05) significant reduction (60%) in surgical site infections in inflammatory bowel disease patients receiving the treatment over patients in the control arm receiving standard of care.

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastrointestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, India, Russia & CIS countries, and Europe. For more information, log on to: www.drreddys.com

About CHD Bioscience: CHD Bioscience, Inc. is a Colorado and New York-based biopharmaceutical company, creating a new paradigm of antimicrobial therapy. Our approach is to provide localized targeted antimicrobial delivery at higher concentrations than can be achieved with intravenous or oral delivery and thus potentially increase the efficacy of the therapy as well as increasing the safety. . Specifically, we believe intravenous and oral delivery of antimicrobial therapies should be the exception not the rule when treating infections. The majority of infections are localized/confined infections that systemic therapy has difficulty reaching at reasonable concentrations to provide reliable efficacious outcomes. Furthermore, systemic therapy can have undesirable side effects in terms of potentiation of hepatotoxicity, nephrotoxicity and elimination of the beneficial microbiome that provide improved immunity and resistance against opportunistic infections from bad microbes. CHD is developing a pipeline of products that overcome the issues involved with systemic antimicrobial therapy and establishing ourselves as the global leader in this market. Our first products to market will use our patented VERIOX™ chemistry that has demonstrated excellent safety and efficacy profiles in pre-clinical testing. We plan to initially launch product in the orthopedic and wound care markets using products that contain VERIOX™ chemistry. For more information, visit http://www.chdbioscience.com/

Disclaimer:

Dr. Reddy’s Forward-Looking Statements:

This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults, currency exchange rates, interest rates, persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization, including related integration issues.

The company assumes no obligation to update any information contained herein.

CHD’s Cautionary Note on Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements contained in this press release include, without limitation, statements regarding the potential use of DFA-02 to mitigate surgical site infections in colorectal procedures and potentially other surgical indications, the scope and timing of the clinical development of DFA-02 and CHD’s potential payment of milestone payments. Words such as “may,” “believe,” “will,” “expect” and similar expressions (as well as other words or expressions referencing future events, conditions or circumstances) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance and involve a number of unknown risks, assumptions, uncertainties and factors that are beyond CHD’s control. All forward-looking statements are based on CHD’s expectations and assumptions as of the date of this press release. Actual results may differ materially from these forward-looking statements. Except as required by law, CHD expressly disclaims any responsibility to update any forward-looking statement contained herein, whether as a result of new information, future events or otherwise.